Filed by Rice Acquisition Corp. II pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Rice Acquisition Corp. II (File No. 001-40503)

The following is an article which was originally published by Forbes on December 14, 2022, which contains quotes from Daniel Rice, a current director of Rice Acquisition Corp. II (“RONI”), regarding RONI’s proposed transaction with NET Power, LLC (“NET Power”).

Developer Of Revolutionary Carbon-Capturing Power Plant To Go Public Via SPAC With Gas-Fracking Rice Bros

(Christopher Helman - Forbes) – The Rice Brothers — Danny, Toby and Derek — have made a fortune in the business of fracking shale gas and remain dedicated to promoting gas as the fastest way to save the world by weaning us off the use of coal. In Danny Rice’s words, they are “100 percent focused on getting as much low cost gas out of the ground as possible.”

To help enable that vision, on Wednesday their second publicly traded shell company (or SPAC) called Rice Acquisition Corp II, announced it would acquire NET Power — an electric power developer with revolutionary new technology.

The deal values NET at $1.46 billion. Existing shareholders including Occidental PetroleumOXY, Constellation EnergyCEG, Baker HughesBHI will roll their equity into the new public company. Both the Rice Family and Oxy will contribute another $100 million in equity each. It’s a serious stamp of approval from serious people who believe in the near limitless potential for power plants utilizing the so-called Allam Cycle.

Whereas nearly all the 18,000 or so fossil fuel-burning power plants around the world just belch their carbon emissions directly into the atmosphere, NET Power’s design uses a system devised by inventor Rodney Allam, which combusts natural gas, but captures and concentrates all of its produced carbon dioxide, enabling it to be put into a pipeline.

This is very helpful when it comes to reducing greenhouse gas emissions — assuming you have somewhere to send that stream of CO2. They have just the spot. NET is engineering its first commercial-sized 300 megawatt plant for construction on Occidental’s land out in Odessa, Texas. There it will run on cheap natural gas recovered from the Permian basin oilfields. As for the 800,000 tons per year of CO2 the plant will make, Oxy intends to take that and put it back into the ground.

Specifically, the carbon dioxide will be compressed into supercritical state and injected deep into mature oil reservoirs — porous oil-soaked layers of rock. Oxy has been operating in the Permian for decades, and has become a specialist in what's known as enhanced oil recovery — the secondary and tertiary methods that companies use to coax more oil and gas out of depleted rock. When they first tap an oil field, its natural subsurface pressure is often enough to send oil gushing out. After a few years they'll goose declining output by injecting water, then maybe steam. Lastly, they'll move to the carbon dioxide flood phase.

As Danny Rice explains, "the carbon dioxide acts as a solvent, like soap on dirt, it washes the oil right out of the rock," so it can be pumped up the well. What Oxy has found is if you cycle the CO2 through the reservoir enough times, it will become permanently sequestered down there. Verify that you've locked the CO2 in the rock, and you can unlock a prodigious pool of federal subsidies.

NET Power’s demonstration plant, in La Porte, Texas, was synchronized with the Texas grid in 2021. Rice says that they hope to get the construction cost of a new 300 mw NET Power plant down to $450 million. Thanks to generous subsidies in the new Inflation Reduction Act, they'll be able to largely underwrite the plants by collecting $85 per in federal tax credits on each ton of CO2 sequestered for the first 12 years of operation — $70 million per year.

What's more, Oxy's vision involves using the power generated by NET plants to run a fleet of direct air capture machines, which will suck carbon dioxide right out of the air and add it to the flows to be sequestered underground.

Danny Rice will be CEO of NET Power, which will be based in Durham, N.C. and have the ticker symbol NPWR.

If everything works as hoped, NET's access to capital is all but unlimited — equity partner Constellation Energy operates more than 32,000 mw of power generation nationwide. And recall that Berkshire HathawayBRK.B -1% owns 30% of Occidental, and may grow that to 50%. Berkshire's Pacificorp division operates more than 70 power plants generating 12,000 mw across the west. While its MidAmerican Energy operates 12,000 mw mostly renewables.

Rice isn’t surprised that a G.E. or Siemens didn’t come along and buy NET Power because it would cannibalize their own business. “We’re direct competition with their core business of combined-cycle power plants," he says.

This announcement caps off a very busy year for the Rice Brothers since Forbes wrote about them in the magazine a year ago. Danny, with brothers Toby and Derek started in the natural gas business a decade ago, drilling some land in Pennsylvania that their Dad had acquired. They built that company into a juggernaut that they sold to Pittsburgh-based EQTEQT +1.9% for $8.2 billion in 2017. A year later they sold a pipeline company for $2.4 billion.

Unhappy with the direction EQT was taking, in 2019 the Rice's launched and won a proxy fight, which culminated in Toby becoming CEO.

The brothers launched Rice Investment Group to make venture capital investments, and also sponsored their first SPAC, Rice Acquisition Corp. I, which in 2021 combined Aria Energy and Archaea Energy to form a leading developer of landfill gas projects. In October 2022 they announced the sale of Archaea to BP for $4.1 billion.

This year Toby forged a megadeal of his own, with EQT buying leading privately held Appalachian shale gas fracker Tug Hill Operating for $5.2 billion.

Danny continues to serve as chairman of Archaea until the deal closes. He'll be more involved as CEO at the reorganized NET Power, which he plans to build “into a really large company.”

He says definitively that the Rice bros won't be launching any more SPACs in the foreseeable future.

Important Information about the Business Combination and Where to Find It

This communication relates to a proposed business combination transaction (the “Business Combination”) involving NET Power and RONI. In connection with the Business Combination, RONI intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus (the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to RONI’s shareholders. RONI may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF RONI AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RONI, NET POWER, THE BUSINESS COMBINATION AND RELATED MATTERS.

Investors and security holders of RONI may obtain free copies of the Proxy Statement/Prospectus, when available, and other documents that are filed or will be filed with the SEC by RONI through the website maintained by the SEC at www.sec.gov or at RONI’s website at www.ricespac.com/rac-ii.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the combined company and the proposed transaction between NET Power and RONI. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations, including recent proposals by the SEC or as a condition to obtaining regulatory approval of the proposed business combination; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its subsequent quarterly reports on Form 10-Q, and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

Participants in the Solicitation

RONI and NET Power and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RONI’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between RONI and NET Power will be contained in the Proxy Statement/Prospectus, when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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